Exhibit 99.1

Obsidian Energy Regains Compliance with the New York Stock Exchange’s Continued Listing Standard

Regarding the Price of its Common Stock

CALGARY, November 1, 2017 /CNW/ – OBSIDIAN ENERGY LTD. (TSX – OBE; NYSE – OBE) (“Obsidian Energy”, “we”, “us”, “our” or the “Company”) received notification from the New York Stock Exchange (the “NYSE”) that we have regained compliance with the NYSE’s continued listing standard regarding the price of Obsidian Energy’s common stock.

The company had received notification regarding the price deficiency on September 14, 2017. The NYSE requires that the average closing price of a listed company’s common stock be no less than US$1.00 per share over a consecutive 30 trading day period and close above US$1.00 per share on the last trading day of the month to regain compliance. The Company has been notified by the NYSE that is has cured the price condition and regained compliance with all NYSE continued listing requirements as of October 31, 2017.

Obsidian Energy shares are listed on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol “OBE”.

For further information, please contact: OBSIDIAN ENERGY, Suite 200, 207 – 9th Avenue SW, Calgary, Alberta T2P 1K3, Phone: 403-777-2500, Fax: 403-777-2699, Toll Free: 1-866-693-2707, Website: www.obsidianenergy.com; Investor Relations: Toll Free: 1-888-770-2633, E-mail: investor_relations@obsidianenergy.com